
RECEIVED
DEC 18 2003

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ABN AMRO Mortgage Corporation	**0000943489**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, December 17, 2003, Series 2003-13	**333-101550**

Name of Person Filing the Document
(If Other than the Registrant)


03043120


PROCESSED
DEC 22 2003
THOMSON
FINANCIAL

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ABN AMRO MORTGAGE CORPORATION



By: ____________________
Name: Maria Fregosi
Title: Vice President

Dated: December 17, 2003

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

CREDIT SUISSE | FIRST BOSTON

AMAC 03-13

Group 5

5A3 Accretion Rules

1. Pay to the 5A2 until retired.
2. Pay to the 5A3 until retired.

Pay rules

1. Pay the NAS Priority Amount to the 5A4
2. Pay to the 5A1, 5A5, 5A6, 5A7, 5A8 prorata until retired.
3. Pay to the 5A2 until retired.
4. Pay to the 5A3 until retired.
5. Pay to the 5A4 until retired.

CMO Desk — Deal Summary Report — AMAC03-13G5BBG 30 year 5.5's

Date:11/10/2003 19:53:32
Closing Date:12/30/2003
First Pay: 1/25/2004

CMO Structuring Desk: 212 325-4314 Fax: 212 325-8148
WHOLE 30 year Pricing Speed: 300 PSA
WAC:5.95 WAM:358.00

Tranche Name	Balance	Coupon	Payment Window	Aver. Life	Dur	Tx/ Index	Spread Margin	Yield	Price %	Description	Cap	Mult	Bal %
5A1	50,290,200.00	6.00000	1/04- 7/11	3.43		0.00							14.55
5A5	50,290,200.00	5.75000	1/04- 7/11	3.43		0.00							14.55
5A6	50,290,200.00	5.50000	1/04- 7/11	3.43		0.00							14.55
5A7	50,290,200.00	5.25000	1/04- 7/11	3.43		0.00							14.55
5A8	50,290,200.00	5.00000	1/04- 7/11	3.43		0.00							14.55
5A2	28,093,000.00	5.50000	1/04- 9/12	6.36		6.36							8.13
5A3	24,008,000.00	5.50000	9/12-10/33	12.97		12.97							6.94
5A4	33,728,000.00	5.50000	1/09-10/33	10.88		9.76							9.75
5B1	8,470,898.00	5.50000	1/04-10/33	10.29		0.00				"Sub. Bond, 2.45 percen			2.45
Tot: 9	345,750,898	5.50000		5.22									

Collateral

Type	Bal(MM)	Coup	Prepay	WAM	Age	AcrInt(M)	WAC
WHOLE	345.751	5.500	PSA 300	358	2	1531.869	5.950
# 1	345.751	5.5000		358.0	2.0	1531.869	

Yield Curve

Yr	1.97	2.76	4.92	9.76	27.26
Yld	2.048	2.492	3.464	4.462	5.277

Indices

1ML
1.340

YT DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO

AMAC 2003-13 5A2 5.5% LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCC0D4MS2 CMO: NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 28,093,000 12/ 1/03: 28,093,000 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 11/11/03 1stProj 1/25/04 ASSUMED collateral

YIELD TABLE

12/30/03 QUOTED

Vary PRICE 32	Px300 300 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	5.492	5.503	5.502	5.492	5.479		
AvgLife	6.36	7.99	7.76	6.36	5.15		
Mod Dur	5.11	6.03	5.92	5.11	4.31		
DateWindow	1/04- 9/25/12	1/04- 2/25/18	1/04- 4/25/16	1/04- 9/25/12	1/04- 7/25/10		
Spread I	+198/AL	+165/AL	+169/AL	+198/AL	+222/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 11:27

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.83	2.35	3.23	4.26	5.09

Format# 1-YT 5y 100-21 10y 99-29+ S

YT DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO

AMAC 2003-13 5A3 5.5% LEGAL MTY N/A ADV:<PAGE>

66 <GO> BCC0D4MT0 CMO:ACCRUAL BOND NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 24,008,000 12/ 1/03: 24,008,000 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 11/11/03 1stProj 1/25/04 ASSUMED collateral

YIELD TABLE

12/30/03 QUOTED

Vary PRICE 1/32	Px300	100	200	300	400		
	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
100	5.533	5.546	5.541	5.533	5.521		
AvgLife	12.97	23.91	17.52	12.97	9.25		
Mod Dur	11.88	20.98	16.04	11.88	8.64		
DateWindow	9/12-10/25/33	2/23-10/25/33	4/16-10/25/33	9/12-10/25/33	8/10-10/25/33		
Spread I	+113/AL	+61/AL	+91/AL	+113/AL	+140/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 11:27

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.83	2.35	3.23	4.26	5.09

Format# 1-YT 10y 99-29+ 30y 104-4

YT DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO

66 <GO> AMAC 2003-13 5A6 BCC0D4MP8 CMO: 5.5% LEGAL MTY N/A ADV:<PAGE> NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC<WAM>AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 50,290,200 12/ 1/03: 50,290,200 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 11/11/03 1stProj 1/25/04 ASSUMED collateral

YIELD TABLE

12/30/03 QUOTED

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	Px 300 300 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	5.440	5.501	5.470	5.440	5.415		
AvgLife	3.43	7.90	4.73	3.43	2.77		
Mod Dur	2.97	5.82	3.90	2.97	2.47		
DateWindow	1/04- 7/25/11	1/04- 2/25/23	1/04- 8/25/15	1/04- 7/25/11	1/04- 8/25/09		
Spread I	+288/AL	+166/AL	+236/AL	+288/AL	+315/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 11:27

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.83	2.35	3.23	4.26	5.09

3y 100-25 5y 100-21

Format# 1-YT

YT DG65 Mtge **YT**

100-00 Price is fictitious

Bloomberg CMO

66 <GO> AMAC 2003-13 5A7 5.25% LEGAL MTY N/A ADV:<PAGE>

BCCOD4MQ6 CMO: NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 50,290,200 12/ 1/03: 50,290,200 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 11/11/03 1stProj 1/25/04 ASSUMED collateral

12/30/03 QUOTED

YIELD TABLE

Vary PRICE 32	Px300 300 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	5.191	5.248	5.219	5.191	5.167		
AvgLife	3.43	7.90	4.73	3.43	2.77		
Mod Dur	2.99	5.90	3.93	2.99	2.48		
DateWindow	1/04- 7/25/11	1/04- 2/25/23	1/04- 8/25/15	1/04- 7/25/11	1/04- 8/25/09		
Spread I	+263/AL	+141/AL	+210/AL	+263/AL	+290/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 11:27

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.83	2.35	3.23	4.26	5.09

Format# 1-YT 3y 100-25 5y 100-21

YT

DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO

AMAC 2003-13 5A8 5% LEGAL MTY N/A ADV<PAGE>

66 <GO> BCC0D4MR4 CMO: NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 50,290,200 12/ 1/03: 50,290,200 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 11/11/03 1stProj 1/25/04 ASSUMED collateral

YIELD TABLE

12/30/03 QUOTED

Vary PRICE 32	Px 300 / 300 PSA	100 / 100 PSA	200 / 200 PSA	300 / 300 PSA	400 / 400 PSA	PSA	PSA
100	4.942	4.997	4.968	4.942	4.919		
AvgLife	3.43	7.90	4.73	3.43	2.77		
Mod Dur	3.01	5.98	3.97	3.01	2.49		
DateWindow	1/04- 7/25/11	1/04- 2/25/23	1/04- 8/25/15	1/04- 7/25/11	1/04- 8/25/09		
Spread I	+238/AL	+116/AL	+185/AL	+238/AL	+265/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 11:27

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.83	2.35	3.23	4.26	5.09

Format# 1-YT 3y 100-25 5y 100-21 S

CREDIT SUISSE | FIRST BOSTON

AMAC 03-13

Group 6

Pay rules

1. Pay the NAS Priority Amount to the 6A4.
2. If the balance of mortgage loans for the distribution date is less than the 6A7 jump schedule, pay to the 6A7 until retired.
3. Pay to the 6A1, 6A2, 6A3, 6A5, 6A6 prorata until retired.
4. Pay to the 6A7 until retired.
5. Pay to the 6A8 until retired
6. Pay to the 6A4 until retired.

6A7 Accretion Rules

1. Pay to the 6A1, 6A2, 6A3, 6A5, 6A6 prorata until retired.
2. Pay to the 6A7 until retired.

AMAC_DEC2 - Summary

Deal Summary Report

			Assumptions
Settlement	30-Dec-2003	Prepay	300 PSA
1st Pay Date	25-Jan-2004	Default	0 CDR
		Recovery	0 months
		Severity	0%

Tranche Name	Rating	Balance	Coupon	Principal Window	Avg Life	Dur	Yield	Spread bp	Bench
6A4		24,250,000.00	5.5	01/09 - 10/33	10.87665				
6A1		34,378,000.00	5	01/04 - 08/11	3.50333				
6A2		34,378,000.00	5.25	01/04 - 08/11	3.50333				
6A3		34,378,000.00	5.5	01/04 - 08/11	3.50333				
6A5		34,378,000.00	5.75	01/04 - 08/11	3.50333				
6A6		34,378,000.00	6	01/04 - 08/11	3.50333				
6A7		9,653,000.00	5.5	10/05 - 01/06	1.92775				
6A8		36,707,000.00	5.5	08/11 - 10/33	11.72221				
6B1		7,500,000.00	5.5	01/04 - 10/33	10.29369				

swaps						Trsy				
Mat	2YR	3YR	5YR	7YR	10YR	2YR	3YR	5YR	10YR	30YR
Yld	2.425	3.046	3.843	4.332	4.795	2.072	2.597	3.43	4.404	5.176

Repline:

Balance	250,000,000.00
Gross	5.95
Net	5.5
RTM	358
Age	2

AMAC_DEC2

Balance	WAC	Collateral WAM	Age	WAL	Dur
$250,000,000.00	5.95	358	2	5.57211	4.334

Price %	$@1bp	Accrued Int(M)	NetNet (MM)	Dated Date	Notes
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX
				01-Dec-03	FIX

YT DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO 66 <GO> AMAC 2003-13 6A3 5.5% LEGAL MTY N/A ADV <PAGE>

BCCODE450 CMO: [No Band 12/03] NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 34,378,000 12/ 1/03: 34,378,000 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 12/12/03 1stProj 1/25/04 ASSUMED collateral

YIELD TABLE

12/30/03 QUOTED

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	Px 300 300 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	5.443	5.493	5.470	5.443	5.419		
AvgLife	3.50	6.79	4.79	3.50	2.85		
Mod Dur	3.03	5.23	3.94	3.03	2.53		
DateWindow	1/04" 8/25/11	3/25/19	1/04" 9/25/15	1/04" 8/25/11	1/04" 8/25/09		
Spread I	+283/AL	+187/AL	+231/AL	+283/AL	+309/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 8:33

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.84	2.37	3.25	4.27	5.11

Format# 1-YT 3y 100-23 5y 100-18+

YT DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO

66 <GO> AMAC 2003-13 6A4 5.5% LEGAL MTY N/A ADV:<PAGE>

BCCODE427 CMO: NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 24,250,000 12/ 1/03: 24,250,000 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 12/12/03 1stProj 1/25/04 ASSUMED collateral

12/30/03 QUOTED

YIELD TABLE

Vary PRICE 32	Px300 300 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
100	5.516	5.525	5.520	5.516	5.513		
AvgLife	10.88	15.31	12.53	10.88	9.82		
Mod Dur	7.75	9.63	8.49	7.75	7.23		
DateWindow	1/09-10/25/33	1/09-10/25/33	1/09-10/25/33	1/09-10/25/33	1/09-10/25/33		
Spread I	+120/AL	+99/AL	+112/AL	+120/AL	+126/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 8:33

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.84	2.37	3.25	4.27	5.11

Format# 1-YT 10y 99-25+ 30y 103-29+

YT DG65 Mtge YT

100-00 Price is fictitious

Bloomberg CMO

66 <GO> AMAC 2003-13 6A7 5.5% LEGAL MTY N/A ADV·<PAGE>

BCCODE4B4 CMO:ACCRUAL BOND NO Notes 88 <Go>

65 <GO> 5.950(358)2 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	12/30/03: 9,653,000 12/ 1/03: 9,653,000 factor 1.000000000000	next pay 1/25/04 (monthly) rcd date 12/31/03 (24 Delay) accrual 12/ 1/03-12/31/03	30/360 Cashflows created 12/12/03 1stProj 1/25/04 ASSUMED collateral

12/30/03 QUOTED

YIELD TABLE

DEAL: * Information is preliminary and subject to change.

Vary PRICE 32	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
Px	300	100	200	300	400		
100	5.368	5.541	5.451	5.368	5.282		
AvgLife	1.93	17.17	3.33	1.93	1.34		
Mod Dur	1.88	16.58	3.24	1.88	1.30		
DateWindow	10/05- 1/25/06	3/19- 4/25/23	2/07- 7/25/07	10/05- 1/25/06	3/05- 6/25/05		
Spread I	+354/AL	+92/AL	+291/AL	+354/AL	+380/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 8:33						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.90	0.98	1.84	2.37	3.25	4.27	5.11

Format# 1-YT 6m 0.96 2y 100-2